Exhibit 12.1

Delta Air Lines, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in millions, except for ratio data)	2013	2012	2011	2010	2009
Earnings (loss) before income taxes	$2,527	$1,025	$769	$608	$(1,581)
Add (deduct):
Fixed charges from below	947	1,116	1,202	1,315	1,416
Capitalized interest	(29)	(21)	(9)	(6)	(12)
Earnings (loss) as adjusted	$3,445	$2,120	$1,962	$1,917	$(177)

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	$891	$1,044	$1,122	$1,226	$1,290
Portion of rental expense representative of the interest factor	56	72	80	89	126
Fixed charges	$947	$1,116	$1,202	$1,315	$1,416

Ratio of earnings to fixed charges(1)	3.64	1.90	1.63	1.46	(0.13)

(1)	For the year ended December 31, 2009, earnings were not sufficient to cover fixed charges by $1.6 billion.

The following are included in the results above:

	Year Ended December 31,
(in millions)	2013	2012	2011	2010	2009
Severance, impairment charges and other	$424	$452	$242	$227	$132
MTM adjustments	(276)	(27)	26	—	—
Loss on extinguishment of debt	—	118	68	391	83
Merger-related items	—	—	—	233	275
Total	$148	$543	$336	$851	$490